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                                                                 EXHIBIT 6 (iii)

                         GRANT OF OPTION AND AGREEMENT
                          TO PURCHASE CORPORATE STOCK


          OPTION GIVEN this 11th day of August, 1999, by Hydrogiene Corporation, of San Diego, California ("grantor"), by the authority of the board of directors of grantor corporation, in accordance with a resolution of the board adopted at a board meeting on the 28/th/ day of March, 1999, to Charles W. Kallmann, of San Diego, California ("grantee"):

     1. Grantor hereby grants to grantee an option to purchase 3 million (3,000,000) shares of the common stock of grantor corporation. Such purchase shall be on the terms and conditions stated in this option agreement.

     2. This option is effective immediately when executed by grantor, and will expire at 5:00 o'clock p.m. on December 31, in the year 2002. Notice of the option shall be provided grantee in writing.

     3. Grantee may exercise this option only by delivering to grantor a written notice thereof, signed by grantee, and tendering the consideration there set forth, before the time set for expiration of the option. Any such notice, if sent by registered or certified mail, shall be considered delivered when deposited in the United States mail.

     4. As consideration for the grant of this option, grantee has paid to grantor, concurrently with the execution hereof, the sum of $100, and other valuable consideration, receipt of which is acknowledged by grantor. This option is exercisable either partially or in full during the option period. Grantee may partially exercise the option as frequently and in such increments as grantee desires, cumulatively, up to the total number of optioned shares.

     5. The terms of this option are as follows: Grantee may purchase the stated number of shares at the strike price calculated at fifteen percent (15%) of the bid price of the stock on the date the option is exercised.

     6. In the event grantee fails to exercise this option, grantor shall retain all consideration paid as consideration for this option. If the option is exercised, the sum paid as consideration for this option shall be applied to the purchase price under the terms hereof.
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     7.   This option agreement shall be binding on and shall inure to the benefit of the parties and their respective heirs, successors, or assigns.

GRANTOR:  HYDROGIENE CORPORATION



By: /s/ Michael N. Brette                 Dated: 11 August 1999
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        Michael N. Brette


Attested:


By: /s/ Karl R. Rolls, Jr.                Dated: 11 August 1999
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        Karl R. Rolls, Jr., Secretary